EXHIBIT 4.26
DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary description of the common stock, par value $0.01 per share (“common stock”), of Owens Corning, a Delaware corporation (the “Company”), is based on the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Company’s certificate of incorporation and bylaws. This description is only a summary and does not purport to be complete; therefore, it is subject to and is qualified in its entirety by reference to the terms of the Company’s certificate of incorporation and bylaws, which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to applicable provisions of the DGCL.
Authorized Capital Stock
The Company’s authorized capital stock consists of 400,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”). The Company may issue preferred stock in one or more series with rights and preferences as authorized by resolution by its board of directors. The issuance of any shares of any series of preferred stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of common stock and will subject the common stock to the prior dividend and liquidation rights of the outstanding shares of each series of preferred stock.
Common Stock
Voting. The holders of common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote, subject only to any exclusive voting rights that may vest in holders of the preferred stock under the provisions of any series of the preferred stock established by the Company’s board of directors. Generally, all matters to be voted on by stockholders must be approved by a majority in voting power of the stock having voting power present in person or represented by proxy. However, questions governed expressly by provisions of the Company’s certificate of incorporation or bylaws, applicable stock exchange rules or applicable law require approval as set forth in the applicable governing document, stock exchange rule or law. The election of directors is by majority vote in uncontested director elections, and there is no cumulative voting for the election of directors. Certain provisions of the Company’s certificate of incorporation require a 75% vote of the outstanding common stock to be altered, amended or repealed.
Dividend Rights. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed under the Company’s credit agreement governing its senior revolving credit facility or other contractual restrictions, the holders of common stock will be entitled to such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions. If there is any preferred stock outstanding at such time, dividends on the preferred stock must be paid in full or declared and set aside for payment before dividends may be paid to the holders of common stock. Under the Company’s credit agreement, the Company may not pay a cash dividend if a payment or bankruptcy default or event of default thereunder exists at the time of declaration or if a dividend payment violates the provisions of the Company’s formation documents or other material agreements.
Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of common stock would be entitled to share ratably, based upon the number of shares held, in assets that are legally available for distribution to stockholders after payment of all of the Company’s debts and liabilities and the liquidation preference of any outstanding preferred stock.
Conversion, Redemption and Preemptive Rights. The common stock has no conversion rights nor are there any redemption or sinking fund provisions with respect to the common stock. The Company’s certificate of incorporation does not provide holders of common stock any preference or preemptive right to subscribe for or purchase additional shares of common stock or securities of the Company.

EXHIBIT 4.26
Provisions of the Company’s Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect
The Company’s certificate of incorporation and bylaws contain several provisions that could have the effect of delaying, deterring or preventing the acquisition of control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of those provisions.
Number of Directors; Filling Vacancies. The Company’s bylaws provide that the exact number of directors shall be fixed from time to time by the Company’s board of directors. Although the Company’s bylaws provide that any director may be removed from office at any time, with or without cause, by the affirmative vote of a majority in voting power of the then-outstanding voting stock, the bylaws also provide that vacant directorships may be filled by the board of directors.
Special Meetings of Stockholders; Stockholders Cannot Act by Written Consent. The Company’s bylaws provide that a special meeting of stockholders may be called only by the Company’s board of directors pursuant to a resolution approved by a majority of the whole board of directors, except as may otherwise be required by law. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. The Company’s certificate of incorporation requires that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Company’s bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. In addition to certain disclosure requirements, the bylaws provide that a stockholder must appear at the applicable meeting to present its nomination or proposed business to avoid the nomination or proposed business being disregarded.
Certain Effect of Authorized but Unissued Stock. Unissued and unreserved shares of common stock or preferred stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and for facilitating corporate acquisitions. One of the effects of unissued and unreserved shares of capital stock may be to enable the Company’s board of directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company’s management. If, in the due exercise of its fiduciary obligations, for example, the board of directors determines that a takeover proposal was not in the Company’s best interests, such shares could be issued by the board of directors without stockholder approval in one or more private transactions or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
Section 203 of the General Corporation Law of the State of Delaware
The Company is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless:

•prior to such date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

EXHIBIT 4.26
•on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) directors who are also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to such date, the business combination is approved by the corporation’s board of directors and by the affirmative vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 of the DGCL defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.